EXHIBIT 12.1
Statement re: Computation of ratio of earnings to fixed charges
     The following tables set forth our ratio of earnings to fixed charges for the periods indicated, using financial information compiled in accordance with IFRS, as adopted by the European Union and IFRS issued by the IASB. IFRS is our primary GAAP.

	Year ended March 31,
	2009	2008	2007	2006	2005
Earnings to fixed charges	1.89	2.73	2.49	2.91	2.62
     The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represents pre-tax income from continuing operations before minority interests, income or loss from joint ventures and associates, fixed charges, amortization of capitalized interest plus dividends received from joint ventures and associates less capitalized interest. Fixed charges includes interest expense (including amortized premiums, discounts and capitalized expenses related to indebtedness and, for IFRS, excluding amounts recognized in interest in respect of pension liabilities) plus interest portion of lease rentals and preferred stock dividends.

	Year ended March 31,
	2009	2008	2007	2006	2005
	(£ in millions)
Profit before tax from continuing operations before adjustment for minority interest or income or loss from joint ventures and associates	1,389	2,178	1,748	1,776	1,436
Fixed charges (see below)	1,441	1,200	1,137	910	862
Dividends from joint ventures and associates	—	—	—	2	5
Amortization of capitalized interest	25	22	17	19	15
Less: capitalized interest	(133)	(119)	(70)	(60)	(63)

	2,722	3,281	2,833	2,647	2,255

Fixed charges
Interest expense, including amortization of debt expense and similar charges	1,414	1,179	1,109	870	834
Interest portion of rental expense (33% of rentals) (1)	27	21	28	40	28

	1,441	1,200	1,137	910	862

(1)	33% is considered to be a reasonable approximation of the interest factor.